EXHIBIT 99.2

Condensed unaudited interim consolidated financial statements of

Intellipharmaceutics

International Inc.

May 31, 2023

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Intellipharmaceutics International Inc.

May 31, 2023

Page 2

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants Canada for a review of interim financial statements by an entity’s auditor.

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Intellipharmaceutics International Inc.
Consolidated balance sheets
As at
(Stated in U.S. dollars)
	May 31,	November 30,
	2023	2022
	$	$
Assets
Current
Cash	159,274	83,722
Trade and other receivables, net	333,582	602
Investment tax credits	268,179	268,179
Prepaid expenses and other assets	192,411	140,008
	953,446	492,511

Property and equipment, net (Note 4)	706,760	788,050
Right-of-use asset (Note 6)	75,204	151,471
	1,735,410	1,432,032

Liabilities
Current
Accounts payable	3,672,776	3,764,692
Accrued liabilities	3,284,320	2,821,506
Employee costs payable	3,491,952	3,067,578
Operating lease liability (Note 6)	84,466	165,441
Income tax payable	29,036	29,036
Promissory notes payable (Note 5)	359,454	360,514
Convertible debentures (Note 5)	1,800,000	1,800,000
	12,722,004	12,008,767

Shareholders' deficiency
Capital stock (Note 7)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
33,092,665 common shares	49,175,630	49,175,630
(November 30, 2020 - 23,678,105)
Additional paid-in capital	45,097,313	45,097,313
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(105,543,958)	(105,134,099)
	(10,986,594)	(10,576,735)
Contingencies (Note 12)
	1,735,410	1,432,032
Going Concern (Note 1)

See accompanying notes to the condensed unaudited interim consolidated financial statements

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Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive loss
For the three and six months ended May 31, 2023 and 2022
(Stated in U.S. dollars)
	Three months ended		Six months ended
	May 31, 2023	May 31, 2022	May 31, 2023	May 31, 2022
	$	$	$	$
Revenue
Licensing (Note 3)	480,203	-	806,546	-
Other revenue	-	-	-	16,978
	480,203	-	806,546	16,978

Expenses
Research and development	377,507	956,851	825,673	1,434,408
Selling, general and administrative	93,504	243,501	232,339	504,359
Depreciation (Note 4)	40,547	51,479	81,289	102,957
	511,558	1,251,831	1,139,301	2,041,724

Loss from operations	(31,355)	(1,251,831)	(332,755)	(2,024,746)
Net foreign exchange gain	29,122	(15,357)	25,544	(22,851)
Interest expense	(51,888)	(73,466)	(102,648)	(174,029)
Gain on disposal of assets	-	500,000	-	500,000
Net loss and comprehensive loss	(54,121)	(840,654)	(409,859)	(1,721,626)

Loss per common share, basic and diluted	(0.002)	(0.03)	(0.01)	(0.05)

Weighted average number of common
shares outstanding, basic and diluted	33,092,665	33,092,665	33,092,665	33,092,665

See accompanying notes to condensed unaudited interim consolidated financial statements

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Intellipharmaceutics International Inc.

Condensed unaudited interim consolidated statements of shareholders' equity (deficiency)

For the six months ended May 31, 2023 and 2022

(Stated in U.S. dollars)

				Accumulated		Total
			Additional	other		shareholders'
		Capital stock	paid-in	comprehensive	Accumulated	equity
	Number	amount	capital	income	deficit	(deficiency)
		$	$	$	$	$
Balance, November 30, 2021	33,092,665	49,175,630	$44,626,436	284,421	(102,241,705)	(8,155,218)
Beneficial conversion feature related to Debentures (Note 5)	-	-	20,833	-	-	20,833
Net loss	-	-	-	-	(1,721,626)	(1,721,626)
Balance, May 31, 2022	33,092,665	49,175,630	$44,647,269	284,421	(103,963,331)	(9,856,011)

Balance, November 30, 2022	33,092,665	49,175,630	$45,097,313	284,421	(105,134,099)	(10,576,735)
Net loss	-	-	-	-	(409,859)	(409,859)
Balance, May 31, 2023	33,092,665	49,175,630	$45,097,313	284,421	(105,543,958)	(10,986,594)

See accompanying notes to condensed unaudited interim consolidated financial statements

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Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows
For the three and six months ended May 31, 2023 and 2022
(Stated in U.S. dollars)
	Three months ended		Six months ended
	May 31, 2023	May 31, 2022	May 31, 2023	May 31, 2022
	$	$	$	$
Net loss	(54,121)	(840,654)	(409,859)	(1,721,626)
Items not affecting cash
Depreciation	40,547	51,479	81,289	102,957
Accreted interest	-	20,834	-	69,351
Non-cash lease expense	(6,682)	490	4,708	1,042
Gain on disposal of assets	-	(500,000)	-	(500,000)
Unrealized foreign exchange (gain) loss	(10,472)	629	(10,477)	1,812

Change in non-cash operating assets & liabilities
Accounts receivable	(122,055)	37,353	(332,980)	-
Prepaid expenses, sundry and other assets	(6,296)	40,006	(52,403)	(205,121)
Accounts payable, accrued liabilities and employee costs payable	248,807	851,294	795,274	1,352,435
Cash flows provided from (used in) operating activities	89,728	(338,569)	75,552	(899,150)

Investing activities
Sale of property and equipment	-	500,000	-	500,000
Cash flows provided from investing activities	-	500,000	-	500,000

Increase (decrease) in cash	89,728	161,431	75,552	(399,150)
Cash, beginning of period	69,546	211,364	83,722	771,945

Cash, end of period	159,274	372,795	159,274	372,795

See accompanying notes to condensed unaudited interim consolidated financial statements

Page 7

Intellipharmaceutics International Inc. Notes to the condensed unaudited interim consolidated financial statements For the three and six months ended May 31, 2023 and 2022 (Stated in U.S. dollars)

1. Nature of operations

Intellipharmaceutics International Inc. (the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd. “) and Vasogen Inc. completed a court approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada. The Company’s common shares are traded on the Toronto Stock Exchange (“TSX”) and the OTCQB Venture Market.

The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing and cost-plus payments on sales of resulting products. In November 2013, the U.S. Food and Drug Administration (“FDA”) granted the Company final approval to market the Company’s first product, the 15 mg and 30 mg strengths of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. In 2017, the FDA granted final approval for the remaining 6 (six) strengths, all of which have been launched. In May 2017, the FDA granted the Company final approval for its second commercialized product, the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR® (quetiapine fumarate extended release) tablets, and the Company commenced shipment of all strengths that same month. In November 2018, the FDA granted the Company final approval for its venlafaxine hydrochloride extended-release capsules in the 37.5, 75, and 150 mg strengths.

Going concern

The condensed unaudited interim consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company has incurred losses from operations since inception and has reported losses of $54,121 and $409,859 for the three and six months ended May 31, 2023 (three and six months ended May 31, 2022 - $840,654 and $1,721,626) and has an accumulated deficit of $105,543,958 as at May 31, 2023 (November 30, 2022 - $105,134,099). The Company has a working capital deficiency of $10,986,594 as atMay 31, 2023 (November 30, 2022 – $11,516,252). The Company has funded its research and development (“R&D”) activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement, and funds received under development agreements. There is no certainty that such funding will be available going forward. These conditions raise substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.

In order for the Company to continue as a going concern and fund any significant expansion of its operation or R&D activities, the Company will require significant additional capital. Although there can be no assurances, such funding may come from revenues from the sales of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from revenues from the sales of the Company’s generic Seroquel XR® (quetiapine fumarate extended-release) tablets and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. The Company’s ultimate success will depend on whether its product candidates receive the approval of the FDA, Health Canada, and the regulatory authorities of the other countries in which its products are proposed to be sold and whether it is able to successfully market approved products. The Company cannot be certain that it will receive FDA, Health Canada, or such other regulatory approval for any of its current or future product candidates, or that it will reach the level of sales and revenues necessary to achieve and sustain profitability, or that the Company can secure other capital sources on terms or in amounts sufficient to meet its needs, or at all.

The availability of equity or debt financing will be affected by, among other things, the results of the Company’s R&D, its ability to obtain regulatory approvals, its success in commercializing approved products with its commercial partners and the market acceptance of its products, the state of the capital markets generally, the delisting from Nasdaq (as defined below), strategic alliance agreements, and other relevant commercial considerations.

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Intellipharmaceutics International Inc. Notes to the condensed unaudited interim consolidated financial statements For the three and six months ended May 31, 2023 and 2022 (Stated in U.S. dollars)

1. Nature of operations (continued)

Going concern (continued)

In addition, if the Company raises additional funds by issuing equity securities, its then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. In the event that the Company does not obtain sufficient additional capital, it will raise substantial doubt about the Company’s ability to continue as a going concern, realize its assets and pay its liabilities as they become due. The Company’s cash outflows are expected to consist primarily of internal and external R&D, legal and consulting expenditures to advance its product pipeline and selling, general and administrative expenses to support its commercialization efforts. Depending upon the results of the Company’s R&D programs, the impact of the litigation against the Company and the availability of financial resources, the Company could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on its part to successfully commercialize approved products or raise additional funds on terms favorable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA or Health Canada for one or more of the Company’s product candidates, in curtailment of the Company’s product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file Abbreviated New Drug Applications (“ANDAs”), Abbreviated New Drug Submissions (“ANDSs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.

The condensed unaudited interim consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties described above. If the going concern assumption no longer becomes appropriate for these condensed unaudited interim consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

2. Basis of presentation

(a) Basis of consolidation

These condensed unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp., and Vasogen Corp.

References in these condensed unaudited interim consolidated financial statements to share amounts, per share data, share prices, exercise prices and conversion rates have been adjusted to reflect the effect of the 1-for-10 reverse stock split (known as a share consolidation under Canadian law) (the “reverse split”) which became effective on each of The Nasdaq Stock Market LLC (“Nasdaq”) and TSX at the opening of the market on September 14, 2018. The term “share consolidation” is intended to refer to such reverse split and the terms “pre-consolidation” and “post-consolidation” are intended to refer to “pre-reverse split” and “post-reverse split”, respectively.

In September 2018, the Company announced the reverse split. At a special meeting of the Company’s shareholders held on August 15, 2018, the Company’s shareholders granted the Company’s Board of Directors discretionary authority to implement a share consolidation of the issued and outstanding common shares of the Company on the basis of a share consolidation ratio within a range from five (5) pre-consolidation common shares for one (1) post-consolidation common share to fifteen (15) pre-consolidation common shares for one (1) post-consolidation common share. The Board of Directors selected a share consolidation ratio of ten (10) pre-consolidation shares for one (1) post-consolidation common share. On September 12, 2018, the Company filed an amendment to the Company’s articles ("Articles of Amendment") to implement the 1-for-10 reverse split.

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Intellipharmaceutics International Inc. Notes to the condensed unaudited interim consolidated financial statements For the three and six months ended May 31, 2023 and 2022 (Stated in U.S. dollars)

2. Basis of presentation (continued)

(a) Basis of consolidation (continued)

The Company’s common shares began trading on each of Nasdaq and TSX on a post-split basis under the Company’s existing trade symbol “IPCI” at the opening of the market on September 14, 2018. In accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), the change was applied retroactively.

The condensed unaudited interim consolidated financial statements do not conform in all respects to the annual requirements of U.S. GAAP. Accordingly, these condensed unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended November 30, 2022.

These condensed unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods as those used by the Company in the annual audited consolidated financial statements for the year ended November 30, 2022.

The condensed unaudited interim consolidated financial statements reflect all adjustments necessary for the fair presentation of the Company’s financial position and results of operation for the interim periods presented. All such adjustments are normal and recurring in nature.

All inter-company accounts and transactions have been eliminated on consolidation.

(b) Use of estimates

The preparation of the condensed unaudited interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are the determination of the functional currency; the fair values of financial assets and liabilities, valuation of convertible debt; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

From late 2019 the Company has had to reduce development activities and staffing levels significantly due to ongoing financial problems which have continued, coupled with the effects of the Covid-19 pandemic. It is not possible to reliably estimate the length and severity of the developments and impact on the future financial results and condition of the Company. The challenges and uncertainties could impair the Company’s ability to raise capital,postpone research activities, impact our ability to maintain operations and launch new products; it could also impair the value of our shares, our long-lived assets, and materially adversely impact our ability to generate potential future revenue.

3. Significant accounting policies

(a) Revenue recognition

The Company accounts for revenue in accordance with the provisions of ASC Topic 606 Revenue from Contracts with Customers. Under ASC Topic 606, the Company recognizes revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company recognizes revenue following the five-step model prescribed under ASC Topic 606: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) the Company satisfies the performance obligation(s). The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

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Intellipharmaceutics International Inc. Notes to the condensed unaudited interim consolidated financial statements For the three and six months ended May 31, 2023 and 2022 (Stated in U.S. dollars)

3. Significant accounting policies (continued)

(a) Revenue recognition (continued)

Licensing

The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Under the terms of the licensing arrangements, the Company provides the customer with a right to access the Company’s intellectual property with regards to the license which is granted. Revenue arising from the license of intellectual property rights is recognized over the period the Company transfers control of the intellectual property.

The Company has a license and commercialization agreement with Par Pharmaceutical Inc. (“Par”). Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance per ASC Topic 606, the Company records licensing revenue over the period the Company transfers control of the intellectual property in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

Milestones

For milestone payments that are not contingent on sales-based thresholds, the Company applies a most-likely amount approach on a contract-by-contract basis. Management makes an assessment of the amount of revenue expected to be received based on the probability of the milestone outcome. Variable consideration is included in revenue only to the extent that it is probable that the amount will not be subject to a significant reversal when the uncertainty is resolved (generally when the milestone outcome is satisfied).

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. As of November 30, 2022, the Company has recorded a deferred revenue balance of $Nil (November 30, 2021 - $Nil) due to the termination of its license and commercial supply agreement with Mallinckrodt.

(b) Research and development costs

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC Topic 730 Research and Development. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

(c) Translation of foreign currencies

Transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

The functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

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Intellipharmaceutics International Inc. Notes to the condensed unaudited interim consolidated financial statements For the three and six months ended May 31, 2023 and 2022 (Stated in U.S. dollars)

3. Significant accounting policies (continued)

(d) Investment tax credits

The investment tax credits (“ITC") receivable are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development (“SR&ED”) incentive program. The amounts claimed under the program represent the amounts based on management estimates of eligible research and development costs incurred during the year. Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditures are netted against research and development expenditures.

(e) Loss per share

Basic loss per share (“EPS”) is computed by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options, restricted stock awards, warrants and convertible securities. In certain circumstances, the conversion of options, warrants and convertible securities are excluded from diluted EPS if the effect of such inclusion would be anti-dilutive.

The dilutive effect of stock options is determined using the treasury stock method.

4. Property and equipment

	Computer equipment	Computer software	Furniture and fixtures	Laboratory equipment	Leasehold improvements	Total
	$	$	$	$	$	$
Cost
Balance at November 30, 2021	631,334	156,059	172,498	5,061,857	1,441,452	7,463,200
Impairment of asset	-	-	-	-	-	-
Balance at November 30, 2022	631,334	156,059	172,498	5,061,857	1,441,452	7,463,200

Balance at February 28, 2023	631,334	156,059	172,498	5,061,857	1,441,452	7,463,200

Accumulated depreciation
Balance at November 30, 2021	565,088	154,500	150,991	4,157,060	1,441,452	6,469,091
Depreciation	19,874	924	4,301	180,959	-	206,058
Balance at November 30, 2022	584,962	155,424	155,292	4,338,019	1,441,452	6,675,149
Depreciation	6,972	214	14,095	60,010	-	81,291
Balance at May 31, 2023	591,934	155,638	169,387	4,398,029	1,441,452	6,756,440

Net book value at:
November 30, 2022	46,372	635	17,206	723,838	-	788,051
May 31, 2023	39,400	421	3,111	663,828	-	706,760

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of its products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that

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Intellipharmaceutics International Inc. Notes to the condensed unaudited interim consolidated financial statements For the three and six months ended May 31, 2023 and 2022 (Stated in U.S. dollars)

4. Property and equipment (continued)

the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of its products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value.

5. Convertible debentures and promissory notes payable

(a) Convertible debentures

Amounts due to the related parties are payable to two shareholders who are also officers and directors of the Company.

	May 31,	November 30,
	2023	2022
Convertible debenture payable to two directors and officers of the
Company, unsecured, 10% annual interest rate,
payable monthly (“2018 Debenture”)	$500,000	$500,000

Convertible debenture payable to two directors and officers of the
Company, unsecured, 12% annual interest rate,
payable monthly (“May 2019 Debenture”)	1,050,000	1,050,000

Convertible debenture payable to two directors and officers of the
Company, unsecured, 12% annual interest rate,
payable monthly (“November 2019 Debenture”)	250,000	250,000
	$1,800,000	$1,800,000

On September 10, 2018, the Company completed a private placement financing of the unsecured convertible 2018 Debenture in the principal amount of $0.5 million. The 2018 Debenture matured on September 1, 2020. The 2018 Debenture bore interest at a rate of 10% per annum, payable monthly, was pre-payable at any time at the option of the Company and was convertible at any time into common shares of the Company at a conversion price of $3.00 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company provided the Company with the $0.5 million of the proceeds for the 2018 Debenture.

At issuance, as the conversion price was lower than the market share price, the beneficial conversion feature valued at September 10, 2018 of $66,667 was allocated to Additional paid-in capital. Subsequently, the fair value of the 2018 Debenture was accreted over the remaining life of the 2018 Debenture using an effective rate of interest of 7.3%. Effective September 1, 2020, the maturity date for the 2018 Debenture was further extended to November 30, 2020. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $0.5 million and recorded the new convertible debt at the fair value of $0.5 million, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the 2018 Debenture using a nominal effective rate of interest. As of November 30, 2022 the maturity date for the 2018 Debenture was further extended to August 31, 2023.

Effective May 31, 2022, the maturity date for the May 2019 Debenture was further extended to November 30, 2022. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest. As of November 30, 2022 the maturity date for the May 2019 Debenture was further extended to August 31, 2023.

Page 13

Intellipharmaceutics International Inc. Notes to the condensed unaudited interim consolidated financial statements For the three and six months ended May 31, 2023 and 2022 (Stated in U.S. dollars)

5. Convertible debentures and promissory notes payable (continued)

(a) Convertible debentures (continued)

Effective May 31, 2022, the maturity date for the November 2019 Debenture was further extended to November 30, 2022. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC paragraph 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the November 2019 Debenture using a nominal effective rate of interest. As of November 30, 2022 the maturity date for the November 2019 Debenture was further extended to August 31, 2023.

Accreted interest expense during the three and six months ended May 31, 2023 is $Nil and $Nil (three and six months ended May 31, 2022 is $20,834 and $69,351) and has been included in interest expense in the condensed unaudited interim consolidated statements of operations and comprehensive loss. In addition, the coupon interest on the 2018 Debenture, May 2019 Debenture and November 2019 Debenture (collectively, the “Debentures”) for the three and six months ended May 31, 2023 is $51,888 and $102,648 (three and six months ended May 31, 2022 – $51,888 and $102,648) and has also been included in interest expense in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

(b) Promissory notes payable

	May 31,	November 30,
	2023	2022
	$	$
Promissory notes payable to two directors and officers
of the Company, unsecured, no annual interest
rate on the outstanding loan balance	156,377	157,437

Promissory notes payable to third party
unsecured, 10% annual interest
rate on the outstanding loan balance	203,077	203,077

	359,454	360,514

In September 2019, the Company issued two unsecured, non-interest bearing promissory notes, with no fixed repayment terms, in the amounts of US$6,500 and CDN$203,886, to Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company.

In October 2022, the Company issued an unsecured, 10% annual interest bearing promissory note, with a 6 month fixed repayment term, in the amount of US$200,000.

6. Lease

On December 1, 2015, the Company entered into a new lease agreement for the premises that it currently operates from, as well the adjoining property, which is owned by the same landlord, for a 5-year term with a 5-year renewal option. On June 21, 2020, the Company entered into a lease surrender agreement and vacated one of its premises on June 30, 2020. On August 20, 2020, The Company extended its lease for the premises that it currently operates from, for one year, commencing December 1, 2020, with an option to continue on a month-to-month basis after November 30, 2021.This operating lease was capitalized under ASC Topic 842 effective on the August 20, 2020 date of extension.

The gross amounts of assets and liabilities related to operating leases were as follows:

6. Lease (continued)

Page 14

Intellipharmaceutics International Inc. Notes to the condensed unaudited interim consolidated financial statements For the three and six months ended May 31, 2023 and 2022 (Stated in U.S. dollars)

	May 31, 2023	November 30, 2022

Assets:
Operating lease right-of-use asset	$75,204	$151,471

Liabilities:
Current:
Operating lease liability	$84,466	$165,441

Total lease liability	$84,466	$165,441

For the three months ended May 31, 2023, lease payments of $87,293 were paid in relation to the operating lease liability.

Lease terms and discount rates are as follows:

May 31, 2023

Remaining lease term (months)	6
Estimated incremental borrowing rate	11.4%

The approximate future minimum lease payments for the operating lease as at May 31, 2023 were as follows:

May 31, 2023
Lease payments for remainder of year	$87,293
Less imputed interest	2,827
Present value of lease liabilities	$84,466

7. Capital stock

Authorized, issued and outstanding

(a) The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at May 31, 2023, the Company had 33,092,665 (May 31, 2022 – 33,092,665) common shares issued and outstanding and no preference shares issued and outstanding. Two officers and directors of the Company owned directly and through their family holding company 578,131 (November 30, 2022 – 578,131) common shares or approximately 1.7% (November 30, 2022 – 1.7%) of the issued and outstanding common shares of the Company as at May 31, 2023.

Each common share of the Company entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote.

Holders of common shares of the Company are entitled to receive, as and when declared by the board of directors of the Company, dividends in such amounts as shall be determined by the board.

The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

The preference shares may at any time and from time to time be issued in one or more series. The board of directors will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company. Holders of preference shares will be entitled to preference with respect to payment of dividends and the distribution of

Page 15

Intellipharmaceutics International Inc. Notes to the condensed unaudited interim consolidated financial statements For the three and six months ended May 31, 2023 and 2022 (Stated in U.S. dollars)

7. Capital stock (continued)

assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, on such shares over the common shares of the Company and over any other shares ranking junior to the preference shares.

In April 2021, the Company completed a private placement offering of an aggregate of 9,414,560 common shares at a price of CAD$0.41 per Common Share. The Company recorded $3,069,448 44as the value of common shares under Capital stock in 3. The direct costs related to the issuance of the common shares were $38,220. These direct costs were recorded as an offset against the condensed unaudited interim consolidated statements of shareholders’ equity (deficiency).

8. Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 3,309,267 based on the number of issued and outstanding common shares as at May 31, 2023. As at May 31, 2023, 1,309,000 options are outstanding and there were 2,000,267 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the TSX on the last trading day prior to the grant of the option. Options granted under these plans typically have a term of 5 years with a maximum term of 10 years and generally vest over a period of up to three years.

In the three and six months ended May 31, 2023, Nil (three and six months ended May 31, 2022 –- Nil) stock options were granted.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model, consistent with the provisions of ASC Topic 718. Compensation—Stock Compensation Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The Company calculates expected volatility based on historical volatility of the Company’s own volatility for options that have an expected life of less than ten years. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on the historical average of the term and historical exercises of the options. The risk-free rate assumed in valuing the options is based on the U.S. treasury yield curve in effect at the time of grant for the expected term of the option.

The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

Details of stock option transactions in Canadian dollars (“C$”) are as follows:

	May 31, 2023			May 31, 2022
		Weighted			Weighted
		average	Weighted		average	Weighted
		exercise	average		exercise	average
	Number of	price per	grant date	Number of	price per	grant date
	options	share	fair value	options	share	fair value
	#	$	$	#	$	$

Outstanding, beginning of period	1,309,000	0.35	0.27	1,489,500	2.40	1.80
Expired	-	-	-	(85,000)	32.70	25.08

Outstanding, end of period	1,309,000	0.35	0.27	1,404,500	0.55	0.38

Options exercisable, end of period	1,309,000	0.35	0.27	1,404,500	0.55	0.38

Page 16

Intellipharmaceutics International Inc. Notes to the condensed unaudited interim consolidated financial statements For the three and six months ended May 31, 2023 and 2022 (Stated in U.S. dollars)

8. Options (continued)

Total unrecognized compensation cost relating to the unvested performance-based stock options at May 31, 2023 is $Nil (May 31, 2022 - $Nil).

For the three and six months ended May 31, 2023 and 2022, no options were exercised.

The Company has estimated its stock option forfeitures to be approximately 4% for the three and six months ended May 31, 2023 (three and six months ended May 31, 2022 – 4%).

9. Deferred share units

Effective May 28, 2010, the Company’s shareholders approved a Deferred Share Unit (“DSU”) Plan to grant DSUs to its non-management directors and reserved a maximum of 11,000 common shares for issuance under the plan. The DSU Plan permits certain non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the TSX.

Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

During the three and six months ended May 31, 2023, no non-management board members elected to receive director fees in the form of DSUs under the Company’s DSU Plans. As at May 31, 2023, Nil (May 31, 2022 Nil) DSUs were outstanding and 11,000 (May 31, 2022 – 11,000) DSUs were available for grant under the DSU Plan.

During the three and six months ended May 31, 2023 and 2022, no DSUs were exercised.

10. Warrants

All of the Company’s outstanding warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC 480.Topic 480 Distinguishing Liabilities from Equity. The warrants, in specified situations, provide for certain compensation remedies to a holder if the Company fails to timely deliver the shares underlying the warrants in accordance with the warrant terms.

The following table provides information on the 21,160,314 warrants, including 2018 Firm Warrants, outstanding and exercisable as of May 31, 2023:

	Exercise	Number		Shares issuable
Warrant	price ($)	outstanding	Expiry	upon exercise

2018 Firm Warrants	0.75	20,000,000	October 16, 2023	20,000,000
October 2018 Placement Agent Warrants	0.9375	1,160,314	October 16, 2023	1,160,314
		21,160,314		21,160,314

During the three and six months ended May 31, 2023, there were no cash exercises in respect of warrants (three and six months ended May 31, 2022 – Nil).

Details of warrant transactions for the six months ended May 31, 2023 and 2022 are as follows:

	Outstanding, December 1, 2022	Issued	Expired	Exercised	Outstanding, May 31, 2023
2018 Firm Warrants	20,000,000	-	-	-	20,000,000
October 2018 Placement
Agent Warrants	1,160,314	-	-	-	1,160,314
	21,160,314	-	-	-	21,160,314

Page 17

Intellipharmaceutics International Inc. Notes to the condensed unaudited interim consolidated financial statements For the three and six months ended May 31, 2023 and 2022 (Stated in U.S. dollars)

10. Warrants (continued)

	Outstanding, December 1, 2021	Issued	Expired	Exercised	Outstanding, May 31, 2022
2018 Firm Warrants	20,000,000	-	-	-	20,000,000
October 2018 Placement
Agent Warrants	1,160,314	-	-	-	1,160,314
	21,160,314	-	-	-	21,160,314

11. Income Taxes

The Company has had no taxable income under the Federal and Provincial tax laws of Canada for the three months ended 2023 and May 31, 2022. The Company has non-capital loss carry-forwards at May 31, 2023 in Canada $62,493,624 that must be offset against future taxable income. If not utilized, the loss carry-forwards will expire between 2028 and 2042.

For the three and six months ended May 31, 2022, the Company had a cumulative carry-forward pool of Canadian Federal Scientific Research & Experimental Development expenditures in the amount of approximately $15,951,739, which can be carried forward indefinitely.

For the three and six months ended May 31, 2022, the Company had approximately $2,933,013 of unclaimed Investment Tax Credits which expire from 2025 to 2040. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

12. Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at May 31, 2023, and continuing as at July 14, 2023, the Company is not aware of anypending or threatenedmateriallitigation claimsagainst the Company, other than as described below.

In November 2016, the Company filed an NDA for its Oxycodone ER product candidate, relying on the 505(b)(2) regulatory pathway, which allowed the Company to reference data from Purdue Pharma L.P's (“Purdue”) file for its OxyContin® extended release oxycodone hydrochloride. The Oxycodone ER application was accepted by the FDA for further review in February 2017. The Company certified to the

FDA that it believed that its Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the “Orange Book”, or that such patents are invalid, and so notified Purdue and the other owners of the subject patents listed in the Orange Book of such certification.

On April 7, 2017, the Company received notice that Purdue Pharma L.P., Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., or collectively the Purdue parties, Rhodes Technologies, and Grünenthal GmbH, or collectively the Purdue litigation plaintiffs, had commenced patent infringement proceedings against the Company in the U.S. District Court for the District of Delaware (docket number 17-392) in respect of its NDA filing for Oxycodone ER, alleging that its proposed Oxycodone ER infringes six out of the 16 patents associated with the branded product OxyContin®, or the OxyContin® patents, listed in the Orange Book.

Subsequent to the above-noted filing of lawsuit, four further such patents were listed and published in the Orange Book. On March 16, 2018, the Company received notice that the Purdue litigation plaintiffs had commenced further such patent infringement proceedings adding the four further patents. On April 15, 2020, Purdue filed a new patent infringement suit against the Company relating to additional Paragraph IV certifications lodged against two more listed Purdue patents.

As a result of the commencement of the first of these legal proceedings, the FDA was stayed for 30 months from granting final approval to the Company’s Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of the Company’s certification concerning the patents, and were to expire on August 24, 2019, unless the stay was earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties. On April 24, 2019, an order was issued, setting a trial date of

Page 18

Intellipharmaceutics International Inc. Notes to the condensed unaudited interim consolidated financial statements For the three and six months ended May 31, 2023 and 2022 (Stated in U.S. dollars)

12. Contingencies (continued)

November 12, 2019 for case number 17-392 in the District of Delaware, and also extending the 30-month stay date for regulatory approval to March 2, 2020.

On or about June 26, 2018, the court issued an order to sever 6 “overlapping” patents from the second Purdue case but ordered litigation to proceed on the 4 new (2017-issued) patents. An answer and counterclaim was filed on July 9, 2018. On July 6, 2018, the court issued a so-called “Markman” claim construction ruling on the first case. On July 24, 2018, the parties to the case mutually agreed to and did have dismissed without prejudice the infringement claims related to the Grünenthal ‘060 patent, which is one of the six patents included in the original litigation case.

On October 4, 2018, the parties mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s resubmission of the Oxycodone ER NDA to the FDA, which was made on February 28, 2019. On January 17, 2019, the court issued a scheduling order in which the remaining major portions are scheduled. The trial was scheduled for June 2020.

On April 4, 2019, the U.S. Federal Circuit Court of Appeals affirmed the invalidity of one Purdue OxyContin® formulation patent, subject to further appeal to the U.S. Supreme Court.

Following the filing of a bankruptcy stay by Purdue Pharma L.P., the Company’s ongoing litigation case numbers 1:17-cv-00392-RGA and 1:18-cv-00404-RGA-SRF between Purdue Pharma L.P. et al and The Company were stayed and the existing trial dates in both cases vacated by orders issued in each case by the judge in the District of Delaware on October 3, 2019. With the litigation stay order, the previous 30-month stay date of March 2, 2020 was unchanged.

On or about July 2, 2020 the parties in the cases, numbers 17-cv-392-RGA, 18-cv-404-RGA and 20-cv-515-RGA (the “Litigations”) between Purdue Pharma L.P. et al (“Purdue’) and Intellipharmaceutics entered into a stipulated dismissal of the Litigations. The stipulated dismissal, which was subject to approval by the bankruptcy court presiding over Purdue Pharma’s pending chapter 11 cases, provides for the termination of the patent infringement proceedings. The stipulated dismissal also provides that (i) for a thirty (30) day period following a final approval of the Company’s Aximris XRTM NDA the parties will attempt to resolve any potential asserted patent infringement claims relatingto the NDA and (ii) if the parties fail to resolve all such claims during such periodPurdue Pharma will have fifteen (15) days to pursue an infringement action against the Company.The terms of the stipulated dismissal agreement are confidential.

On July 28, 2020 theU.S.District Court for the District of Delaware signed the stipulations of dismissal into order thereby dismissing the claims in the three cases without prejudice.In consideration of the confidential stipulated dismissal agreement andfor future saved litigation expenses, Purduepaidan amount to the Company.

In July 2017, three complaints were filed in the U.S. District Court for the Southern District of New York that were later consolidated under the caption Shanawaz v. Intellipharmaceutics Int’l Inc., et al., No. 1:17-cv-05761 (S.D.N.Y.). The lead plaintiffs filed a consolidated amended complaint on January 29, 2018. In the amended complaint, the lead plaintiffs assert claims on behalf of a putative class consisting of purchasers of the Company’s securities between May 21, 2015 and July 26, 2017. The amended complaint alleges that the defendants violated Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or failing to disclose certain information regarding the Company’s NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such other relief as the court may find just and proper.

On November 7, 2019, the Company announced that the parties reached a settlement that is subject to the approval of the court following notice to class members. The stipulation of settlement provides for a settlement payment of US$1.6 million by the Company, which has been paid from available insurance coverage.

Page 19

Intellipharmaceutics International Inc. Notes to the condensed unaudited interim consolidated financial statements For the three and six months ended May 31, 2023 and 2022 (Stated in U.S. dollars)

12. Contingencies (continued)

As part of the settlement, the Company also agreed to contribute to the settlement fund specific anticipated Canadian tax refunds of up to US$400,000 to the extent received within 18 months after the entry of final judgment. The stipulation of settlement acknowledges that the Company and the other defendants continue to deny that they committed any violation of the U.S. securities laws or engaged in any other wrongdoing and that they are entering into the settlement at this time based on the burden, expense, and inherent uncertainty of continuing the litigation. On December 7, 2020 the court approved the settlement and entered an order and final judgement to that effect, thereby concluding the case.

On February 21, 2019, the Company and its CEO, Dr. Isa Odidi (“Defendants”), were served with a Statement of Claim filed in the Superior Court of Justice of Ontario (“Court”) for a proposed class action under the Ontario Class Proceedings Act (“Action”). The Action was brought by Victor Romita, the proposed representative plaintiff (“Plaintiff”), on behalf of a class of Canadian persons (“Class”) who traded shares of the Company during the period from February 29, 2016 to July 26, 2017 (“Period”). The Statement of Claim, under the caption Victor Romita v. Intellipharmaceutics International Inc. and Isa Odidi, asserted that the defendants knowingly or negligently made certain public statements during the relevant period that contained or omitted material facts concerning Oxycodone ER abuse-deterrent oxycodone hydrochloride extended-release tablets. The plaintiff alleges that he and the class suffered loss and damages as a result of their trading in the Company’s shares during the relevant period. The plaintiff seeks, among other remedies, unspecified damages, legal fees and court and other costs as the Court may permit. On February 26, 2019, the plaintiff delivered a Notice of Motion seeking the required approval from the Court, in accordance with procedure under the Ontario Securities Act, to allow the statutory claims under the Ontario Securities Act to proceed with respect to the claims based upon the acquisition or disposition of the Company’s shares on the TSX during the Period (“Motion”). On June 28, 2019, the Court endorsed a timetable for the exchange of material leading to the hearing of the Motion scheduled for January 27-28, 2020. On October 28, 2019, plaintiff’s counsel advised the court that the Plaintiff intended to amend his claim and could not proceed with the Leave Motion scheduled for January 27-28, 2020. As such, the Court released those dates. On January 28, 2020 the plaintiff served a Notice of Motion for leave to amend the Statement of Claim. On April 2, 2020 the plaintiff delivered an Amended Motion Record and Amended Notice of Motion seeking an order for leave to issue a fresh as Amended Statement of Claim including the addition of Christopher Pearce as a Plaintiff (“Amendment Motion”).

On May 1, 2020, the court granted the plaintiff’s Amendment Motion. An order for leave to proceed for settlement purposes was granted on 25 June 2021. At a hearing on October 12,2021, the Court approved the settlement. The stipulation of settlement provides for a settlement payment of CAD$266,000 by the Company, CAD$226,000 was paid from insurance coverage while the Company paid CAD$40,000. Therefore, this action is now settled.

On October 7, 2019, a complaint was filed in the U.S. District Court for the Southern District of New York by Alpha Capital Anstalt (“Alpha”) against the Company, two of its existing officers and directors and its former Chief Financial Officer. In the complaint, Alpha alleged that the Company and the executive officers/directors named in the complaint violated Sections 11, 12(a)(2) and 15 of the U.S. Securities Act of 1933, as amended, by allegedly making false and misleading statements in the Company’s Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission on September 20, 2018, as amended (the “Registration Statement”) by failing to disclose certain information regarding the resignation of the Company’s then Chief Financial Officer, which was announced several weeks after such registration statement was declared effective. In the complaint, Alpha seeks unspecified damages, rescission of its purchase of the Company’s securities in the relevant offering, attorneys’ fees and other costs and further relief as the court may find just and proper. On December 12, 2019, the Company and the other defendants in the action filed a motion to dismiss for failure to state a claim. The plaintiff filed an opposition to that motion on February 4, 2020 and a reply brief in further support of the motion to dismiss the action was filed March 6, 2020. In addition, the Court scheduled a mandatory settlement conference with the Magistrate Judge for April 23, 2020 which the Company and its counsel attended. On June 18, 2020, the court largely denied the Company’s motion to dismiss the action. Briefing on these motions was completed on February 19, 2021. In a court order filed July 9, 2021, the District Court issued an opinion and order granting summary judgment in the Company’s favor and ordered the case closed. The judgment was entered on July 12, 2021. On August 10, 2021, the Plaintiff filed a notice of appeal. On October 1, 2021, the Plaintiff filed a notice of voluntary dismissal of the appeal with prejudice, stipulated to by the Company. The Court of Appeals “so ordered” the voluntary dismissal stipulation and the appeal was

Page 20

Intellipharmaceutics International Inc. Notes to the condensed unaudited interim consolidated financial statements For the three and six months ended May 31, 2023 and 2022 (Stated in U.S. dollars)

12. Contingencies (continued)

dismissed. As a result, the matter has been fully resolved in favor of the Company and the named individual Defendants.

On or about August 5, 2020 a former employee filed a claim against the Company for wrongful dismissal of employment plus loss of benefits, unpaid vacation pay, interest and costs. The parties have agreed to settlement terms in the matter. The Company has fulfilled the terms and has received a release and consent to dismiss. A dismissal order is pending from the court.

On or about August 9, 2022, a service provider brought to the Company’s attention a Motion Record to seek judgement with respect to amounts owed it by the Company for the principal amount owed, plus pre-judgment interest and costs. We found out then, that a statement of claim dated May 3, 2021 was delivered to the Company’s premises. The Company did not respond to the claim because it was inadvertently never brought to the attention of management, as a result the Company was noted in default in May 31, 2021. The Company was not aware of claim and the default before August 9, 2022. The Company has signed a consent which allows the other party to obtain judgement from a court and take steps to enforce judgement if we default on certain conditions.

13. Financial instruments

(a) Fair values

The Company follows ASC Topic 820 Fair Value Measurement (“ASC Topic 820”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC Topic 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(i) The Company calculates fair value of the options and warrants using its own historical volatility (Level 1).

(ii) The Company calculates the interest rate for the conversion option based on the Company’s estimated cost of raising capital (Level 2).

An increase/decrease in the volatility and/or a decrease/increase in the discount rate would have resulted in an increase/decrease in the fair value of the conversion option and warrants.

Page 21

Intellipharmaceutics International Inc. Notes to the condensed unaudited interim consolidated financial statements For the three and six months ended May 31, 2023 and 2022 (Stated in U.S. dollars)

13. Financial instruments (continued)

(a) Fair values (continued)

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:

	May 31, 2023		November 30, 2022
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	$	$	$	$
Financial Liabilities
Convertible debentures(i)	1,800,000	1,783,882	1,800,000	1,753,406
Promissory notes payable(i)	359,454	359,454	360,514	360,514

(i) The Company calculates the interest rate for the Debentures and promissory notes payable based on the Company’s estimated cost of raising capital and uses the discounted cash flow model to calculate the fair value of the Debentures and the promissory notes payable.

The carrying values of cash, accounts receivable, accounts payable, accrued liabilities and employee cost payable approximates their fair values because of the short-term nature of these instruments.

(b) Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash and the convertible debenture due to the short-term nature of these obligations. Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	May 31,	November 30,
	2023	2022
	$	$
Accounts receivable	333,582	602
Less allowance for doubtful accounts	-	-
Total trade and other receivables, net	333,582	602

Not past due	333,582	602
Past due for more than 31 days
but no more than 120 days	-	-
Past due for more than 120 days	-	-
Total trade and other receivables, gross	333,582	602

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the three months ended May 31, 2023, one customer accounted for all the revenues and all the accounts receivable of the Company.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

Page 22

Intellipharmaceutics International Inc. Notes to the condensed unaudited interim consolidated financial statements For the three and six months ended May 31, 2023 and 2022 (Stated in U.S. dollars)

13. Financial instruments (continued)

(c) Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a foreign exchange loss while a weakening U.S. dollar will lead to a foreign exchange gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the U.S. dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

(d) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet its commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at May 31, 2023:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$

Accounts payable	3,672,776	-	-	-	-	3,672,776
Accrued liabilities	3,284,320	-	-	-	-	3,284,320
Employee costs payable	3,491,952	-	-	-	-	3,491,952
Operating lease liabiity	45,891	45,891	-	-	-	91,782
Convertible debentures (Note 5)	1,800,000	-	-	-	-	1,800,000
Promissory notes payable (Note 5)	359,454	-	-	-	-	359,454
Total contractual obligations	12,654,393	45,891	-	-	-	12,700,284

14. Segmented information

The Company's operations comprise a single reportable segment engaged in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reportable segment, amounts disclosed in the financial statements for revenue, loss for the period, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in Canada. The Company’s license and commercialization agreement with Par accounts for substantially all of the revenue of the Company.

14. Segmented information (continued)

	Three months ended		Six months ended
	May 31,	May 31,	May 31,	May 31,
	2023	2022	2023	2022
	$	$	$	$
Revenue
United States	806,546	-	16,978	16,978

	May 31,	November 30,
	2023	2022
	$	$
Total assets
Canada	1,735,410	1,432,032

Total property and equipment
Canada	706,760	788,050

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